Exhibit 99.1

Mazor Robotics Inc.	Mazor Robotics Ltd.	Mazor Robotics GmbH
189 S. Orange Ave., Suite 1850	PO Box 3104, 7 HaEshel St.	Borkstraße 10
Orlando, FL 32801, U.S.A.	Caesarea Park South	48163 Münster, Germany
Tel: 1 (800) 80-MAZOR	3088900 Israel	Tel: +49 251 703 666 0
Fax: (407) 591-3560	Tel: +972 4 618-7100	Fax: +49 251 703 666 52
usa@mazorrobotics-us.com	Fax: +972 4 618-7111	germany@mazorrobotics.com
info@mazorrobotics.com
Mazor Robotics Expands Senior Management Team with Appointment of Anat Kaphan as Vice President of Marketing and Product Management

CAESAREA, Israel, July 7, 2015 - Mazor Robotics Ltd. (TASE:MZOR; NASDAQGM:MZOR), a developer of innovative guidance systems and complementary products, today announced that Anat Kaphan has joined the Company as Vice President of Marketing and Product Management, a newly established role with product development and corporate marketing being the primary responsibilities.  Ms. Kaphan will be based at the Company’s global headquarters in Israel and report directly to Ori Hadomi, Mazor’s Chief Executive Officer, and will be a member of the Company’s executive leadership team.

Ms. Kaphan has over 15 years of experience in product development and strategy and has previously held several product, marketing and business development positions in leading medical device companies, such as Philips Medical Systems and Lumenis Ltd.  She holds a Bachelor’s degree in Economics and Accounting from Haifa University and Master of Business Administration (MBA) in International Marketing from Tel-Aviv University.

“I am excited to have Anat join Mazor and I look forward to her being a valued member of the executive team. She has developed and successfully executed strategic business plans for new products throughout her career and we are looking forward to the contributions she will make to the corporate team,” commented Mr. Hadomi.  “Mazor is an innovative company and our objective is to continually deliver product enhancements.  Anat will ensure that we are proactively addressing the market’s evolving needs and maintaining a high level of surgeon satisfaction.”

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s objective to continually deliver product enhancements, that the Company will proactively address the market’s evolving needs, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431